                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




          [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                      OR

          [   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _______________ to _________________


                         COMMISSION FILE NUMBER: 0-8483



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          CERES GROUP, INC. 401(K) PLAN
                   (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES
                   OF CENTRAL RESERVE LIFE INSURANCE COMPANY)


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CERES GROUP, INC.
                               17800 Royalton Road
                           Cleveland, Ohio 44136-5197

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                              (MODIFIED CASH BASIS)


                         DECEMBER 31, 2000 AND 1999 AND
                          YEAR ENDED DECEMBER 31, 2000




                                TABLE OF CONTENTS

Report of Independent Auditors........................................     1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
   (Modified Cash Basis)..............................................     2
Statement of Changes in Net Assets Available for Benefits
   (Modified Cash Basis)..............................................     3
Notes to Financial Statements (Modified Cash Basis)...................     4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).........    10

                         REPORT OF INDEPENDENT AUDITORS


Board of Trustees
Ceres Group, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan (formerly The Retirement Plan for Employees of Central Reserve Life Insurance Company) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2000 and 1999, and changes therein (modified cash basis) for the year ended December 31, 2000, on the basis of accounting described in Note B.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Cleveland, Ohio
June 12, 2001


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


                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)


                                                                                            DECEMBER 31,
                                                                             ------------------------------------------
                                                                                     2000                   1999
                                                                             -------------------    -------------------
ASSETS
Investments held by Massachusetts Mutual
   Life Insurance Company:
   Deposit Administration Group Annuity
     Contract #FL-2372 (variable interest rate),
     at contract value                                                         $     6,465,956        $     7,648,112
   Ceres Group, Inc. Common Stock, at fair value                                       658,687                245,238
   Pooled Separate Investment Accounts, at fair value                               13,577,334              6,477,397
   Participant loans                                                                   522,712                     --
                                                                             -------------------    -------------------
Net assets available for benefits                                              $    21,224,689        $    14,370,747
                                                                             ===================    ===================


See notes to financial statements.


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

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                          YEAR ENDED DECEMBER 31, 2000


ADDITIONS
Investment income:
   Net appreciation in fair value of investments            $         13,074
   Interest                                                          419,864
                                                          --------------------
       Total investment income                                       432,938
                                                          --------------------

Contributions
   Employer                                                          319,049
   Employee                                                        1,302,017
   Rollover                                                          523,868
                                                          --------------------
       Total contributions                                         2,144,934
                                                          --------------------

Transfers from Continental Retirement Savings Plan                 8,914,806
                                                          --------------------
           Total additions                                        11,492,678
                                                          --------------------

DEDUCTIONS
Benefits paid to participants or beneficiaries                     4,570,085
Administrative expenses                                               68,651
                                                          --------------------
           Total deductions                                        4,638,736
                                                          --------------------

Net increase                                                       6,853,942

Net assets available for benefits at beginning of year            14,370,747
                                                          --------------------
Net assets available for benefits at end of year            $     21,224,689
                                                          ====================


See notes to financial statements




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


                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

               NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

                         DECEMBER 31, 2000 AND 1999 AND
                          YEAR ENDED DECEMBER 31, 2000


A.   DESCRIPTION OF THE PLAN

Effective January 1, 2000, The Retirement Plan for Employees of Central Reserve Life Insurance Company was amended to change the name of the plan to the Ceres Group, Inc. 401(k) Plan (the "Plan"). In addition, the Continental Retirement Savings Plan ("Continental Plan") was merged into the Plan, effective January 1, 2000 and $8,914,806 was transferred to the Plan representing participant account balances of the Continental Plan as of that date. The following description provides only general information regarding the Plan and participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

Effective January 1, 1998, the Plan was amended to allow for participant contributions. Previously, the Plan was a non-contributory money purchase plan. As a result of the amendment, the participant's interest in employer contributions and subsequent earnings allocated to the participant's account prior to January 1, 1998 became 100% vested. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of Ceres Group, Inc. ("Ceres"), a public registrant, that have attained 18 years of age are eligible to participate in the Plan commencing the first day of the month following an individual's month of hire.

PLAN CHANGES

Effective January 1, 2000 and in addition to the changes noted above, the Plan was amended to provide for participant loans available, added the matching contribution equal to 25% of the participant's contribution of up to the first 6% of the annual compensation that a participant contributes to the Plan ("Company Match Contribution"), and include Continental General Insurance Company, a wholly-owned subsidiary of Ceres, as a participating employer in the Plan.

Commencing August 1, 2000, employees of Pyramid Life Insurance Company ("Pyramid"), a wholly-owned subsidiary of Ceres acquired on July 26, 2000, are eligible to participate in the Plan. Certain Pyramid employees elected to convert their Unitrin, Inc. balances to the Plan and these contributions are included as rollovers on the Statement of Changes in Net Assets Available for Benefits.


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


                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

         NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS) (CONTINUED)


A.   DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Participants may make contributions to the Plan through payroll deferrals. Participants can elect to make pre-tax contributions from 1% to 15% of their compensation. Additionally, participants can elect to make after-tax contributions up to 15% of their compensation. In addition to the Company Match Contribution, Ceres will match 100% of the participant's contributions to the Ceres Group, Inc. Stock Fund, up to a maximum $1,000 per year ("Stock Match Contribution").

In addition, Ceres may contribute to the Plan a profit sharing contribution, as determined by the Board of Directors ("Profit Sharing Contribution"). All eligible, active employees who have worked over 1,000 hours during the plan year and who are employed on the last day of the plan year share in this contribution. Participants who leave employment during the plan year due to retirement, death or disability will also share in the contribution. There was no profit sharing contribution made for the 2000 plan year.

Employees may roll over funds into the Plan from other qualified plans.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) Ceres' contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

A participant's interest in the Profit Sharing Contribution, Company Match Contribution and Stock Match Contribution allocated to the participant's account becomes vested based upon years of service as follows: 0% vested up to three years; 33% vested after three years; 67% vested after 4 years; and 100% vested after five years.

The accounts transferred from the Continental Plan are also fully vested except for the Continental General Employer Basic Contributions, which become vested based on years of


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

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

         NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS) (CONTINUED)



A.  DESCRIPTION OF THE PLAN (CONTINUED

service as follows: 0% vested up to three years; 20% vested after three years; 40% vested after four years; 60% vested after five years; 80% vested after six years; and 100% vested after 7 years.

PARTICIPANT LOANS

Participants may borrow up to half of their vested account balance. The smallest amount that may be borrowed is $1,000. The largest amount that may be borrowed is $50,000. Loan terms exceeding 5 years are permitted under the Plan. Participants may only have one outstanding loan. A loan is secured by the balance in the participant's account and bears interest at the Prime lending rate plus 1%.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a stated period of time, or over his or her lifetime.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contribution for investment in any of the investment mediums offered by the Plan. However, there are two exceptions to a participant's right to exercise investment control as follows:

     - The first $1,000 of before-tax contributions that participant's direct for investment in the Company Stock Fund for any particular plan year must remain in the Company Stock Fund for a minimum of two years (to the extent they continue to be held under the Plan), commencing with the month those before-tax contributions actually are contributed and invested. This restriction does not apply to any investment in the Company Stock Fund, made with before-tax contributions that do not trigger Stock Match Contributions; and


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

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

         NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS) (CONTINUED)



A.  DESCRIPTION OF THE PLAN (CONTINUED

     - All Stock Match Contributions, made by the Company because the participant agreed to invest all or portion of their before-tax contributions in the Company Stock Fund, must remain invested in the Company Stock Fund while held under the Plan.

PLAN TERMINATION

Ceres has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

B.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are presented on a cash basis modified to the extent that net appreciation (depreciation) in the fair value of investments is recorded currently; certain other income, contributions and related assets are recognized when received rather than when earned; and certain expenses and related liabilities are recognized when paid rather than when incurred.

VALUATION OF INVESTMENTS AND RELATED INCOME

Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair value, as determined by Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual"), of the underlying investments. The Massachusetts Mutual Deposit Administration Group Annuity Contract ("DAC") is valued at contract value. DAC funds deposited during 2000 were guaranteed to earn 6.25%. DAC Funds deposited as of December 31, 1999 were guaranteed to earn 5.00%. Guaranteed interest rates are determined annually by Massachusetts Mutual Life Insurance Company.

The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

         NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS) (CONTINUED)



B.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain prior year amounts have been restated to conform to the current year presentation.

C.  INVESTMENTS

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts. During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                          NET
                                                     APPRECIATION
                                                    (DEPRECIATION)
                                                     IN FAIR VALUE
                                                    OF INVESTMENTS
                                                  ---------------------

     Ceres Group, Inc. Common Stock                   $  (64,307)
     Pooled Separate Accounts                             77,381
                                                  ---------------------
     Total                                            $   13,074
                                                  =====================


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

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

         NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS) (CONTINUED)


C.  INVESTMENTS (CONTINUED)

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                    DECEMBER 31,
                                                                       ----------------------------------------
                                                                             2000                  1999
                                                                       ------------------    ------------------
         Deposit Administration Group Annuity
            Contract #FL-2372, variable interest
            rate--Guarantee Interest Fund                              $   6,465,956         $   7,648,112
         Pooled Separate Investment Accounts
            Massachusetts Mutual Separate Investment Account
              BP, Destiny Moderate Fund                                    6,731,480               339,021
            Massachusetts Mutual Separate Investment Account A,
              Core Equity Fund                                             2,076,652             2,934,241
            Massachusetts Mutual Separate Investment Account M,
              Balanced Fund                                                1,091,120             1,640,921


D.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 2000, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.  SUBSEQUENT EVENT

Effective January 1, 2001, the Plan was amended to increase the Company
Match Contribution to 50% of the participant's contribution of up to the first 6% of an individual's annual compensation that is contributed to the Plan.


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

                          CERES GROUP, INC. 401(K) PLAN
                 (FORMERLY THE RETIREMENT PLAN FOR EMPLOYEES OF
                     CENTRAL RESERVE LIFE INSURANCE COMPANY)

                        EIN: 34-0970995 PLAN NUMBER: 001

                     SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

                                                DESCRIPTION OF INVESTMENT
            IDENTITY OF ISSUE,               INCLUDING MATURITY DATE, RATE         UNITS/SHARES/
                BORROWER,                       OF INTEREST, COLLATERAL,              INTEREST             CURRENT
       LESSOR, OR SIMILAR PARTY                 PAR OR MATURITY VALUE                   RATE                VALUE
----------------------------------------------------------------------------------------------------------------------
*  Massachusetts Mutual Life          Deposit Administration Group Annuity
      Insurance Company                 Contract #FL-2372, variable interest
                                        rate, Guarantee Interest Fund                 6.20-6.25%      $     6,465,956
*  Massachusetts Mutual Life          Separate Investment Account M, Balanced
      Insurance Company                 Fund (Babson)                                    2,997              1,091,120
*  Massachusetts Mutual Life          Separate Investment Account A,     Core
      Insurance Company                 Equity Fund (Babson)                               400              2,076,652
*  Massachusetts Mutual Life          Separate Investment Account E,      Core
      Insurance Company                 Bond Fund (Babson)                                 581                614,947
*  Massachusetts Mutual Life          Separate Investment Account BC, Destiny
      Insurance Company                 Conservative Fund                                1,458                264,298
*  Massachusetts Mutual Life          Separate Investment Account I,
      Insurance Company                 International Equity Fund (Oppenheimer)          1,093                370,385
*  Massachusetts Mutual Life          Separate Investment Account BP, Destiny
      Insurance Company                 Moderate Fund                                   35,418              6,731,480
*  Massachusetts Mutual Life          Separate Investment Account BA, Destiny
      Insurance Company                 Aggressive Fund                                  3,894                764,214
*  Massachusetts Mutual Life          Separate Investment Account BE, Destiny
      Insurance Company                 Ultra Aggressive Fund                            3,124                675,997
*  Massachusetts Mutual Life          Separate Investment Account W8, Equity
      Insurance Company                 Growth (Am. Century)                             2,085                249,806
*  Massachusetts Mutual Life          Separate Investment Account S,    Small
      Insurance Company                 Cap Equity (Babson)                                181                127,913
*  Massachusetts Mutual Life          Separate Investment Account L, Growth
      Insurance Company                 Equity (MFS)                                     4,992                610,522
*  Ceres Group, Inc.                  Ceres Group, Inc. Common Stock                    89,689                658,687
*  Loan participants                  Various maturities                              6.81-10.5%              522,712
                                                                                                      -------------------
                                                                                                      $    21,224,689
                                                                                                      ===================

* Denotes party in interest.


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

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 CERES GROUP, INC. 401(k) PLAN (formerly The Retirement
                   Plan for Employees of Central Reserve Life Insurance Company)

                 By: /s/ Charles E. Miller, Jr.
                 -------------------------------------------------

                   Charles E. Miller, Jr.
                   Plan Administrator






Dated: June 28, 2001



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